Exhibit 2.4

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (the “Agreement”) made and entered into this ______ day of June, 2017, by and between, GORDON BOORSE, an Oregon resident with an address of _______________________________________________________________________ (“Seller”), and DEEP GREEN WASTE & RECYCLING, LLC, a Georgia limited liability company with an address of 3225 Shallowford Rd, NE, Suite 1020, Marietta, GA 30062 (“Purchaser”).

WITNESSETH

WHEREAS, Seller owns _____________ (_____) shares of NO par, voting, common stock (the

“Shares”) in COLUMBIA FINANCIAL SERVICES, INC., an Oregon corporation with an address of 2415 Bellevue Terrace, West Linn, OR 97068 (the “Corporation”), represented by certificate number(s) _______ (____), a copy of which is attached hereto as Exhibit “A” and hereby incorporated by reference; and

WHEREAS, the Shares represent all of the outstanding and issued ownership in the Corporation;

and

WHEREAS, Purchaser desires to acquire from Seller, and Seller desires to sell to Purchaser, the Shares, upon the terms and conditions herein set forth; and

WHEREAS, the parties wish to effectuate the specific terms and provisions of this Share Purchase Agreement.

NOW, THEREFORE, for and in consideration of the premises and of the mutual representations, warranties, covenants and agreements which are set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

I. Purchase of Shares. Purchaser shall purchase from Seller and Seller shall sell to Purchaser all of

Seller’s right, title and Shares in and to the Shares.

II. Assumption of Liabilities. Except as expressly hereinafter set forth in this Agreement, Purchaser does not and shall not assume any debts, liabilities, obligations, expenses, rents, taxes, contracts or commitments of Seller of any kind, character or description, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against in the financial statements, books of accounts or records of Seller. Purchaser hereby expressly agrees to assume all obligations of the Shares incurred after the Closing Date.

III. Consideration.

A. Purchase Price. The total purchase price to be paid by Purchaser to Seller for the purchase of the Shares shall be FIVE HUNDRED NINETY-SEVEN THOUSAND THREE HUNDRED AND NO/100 DOLLARS (US$597,300), and shall be paid as follows:

Cash at Closing of Four Hundred Eighteen Thousand One Hundred Ten and No/100 Dollars (US$418,110) by wire transfer; and One Hundred Seventy-Nine Thousand One Hundred Ninety and No/100 Dollars (US$179,190) by the execution of the Promissory Note, attached hereto as Exhibit “E” and hereby incorporated by reference with simple interest thereupon at the rate of seven percent (7%) per annum on the outstanding balance due, amortized over forty-eight (48) months, and payable in quarterly installments, with the first (1st) payment being due on the first (1st) day of the first (1st) month following ninety (90) days after Closing, each with each subsequent payment being due on or before the first (1st) day of each third (3rd) month thereafter, until the entire amount is paid in full, and which may be prepaid at any time without penalty.

Share Purchase Agreement	Page 1	Initials:

B. Purchase Price Adjustments and Pro-rations. The Purchase Price shall be adjusted as provided in this Section to give effect to the pro-ration between Purchaser and Seller of all revenues and expenses arising from the operation of the Business. To the extent that the Purchase Price is adjusted, the Promissory Note referenced in this Article II shall be reduced, accordingly.

1. Pro-rated Expenses. For sixty (60) days following Closing, the parties shall account for expenses for the purposes of pro-rating the same, as appropriate. The expenses to be prorated shall include business, franchise, and license fees (including any retroactive adjustments thereof), utility charges, real and personal property taxes and assessments levied against the Assets, property and equipment rentals, amounts due under any of the Assumed Contracts and Grants of Authority and taxes, as more particularly set forth in Exhibit “D-1”, attached hereto and hereby incorporated by reference. The pro-ration shall be made in accordance with the principle that Seller shall receive all revenues and be responsible for all expenses, costs, and liabilities allocable to the period prior to Closing, and Purchaser shall receive all revenues and be responsible for all expenses, costs, and obligations allocable to the period after Closing, except that there shall be no adjustment and Seller shall remain solely liable with respect to any obligation or liability not being assumed by Purchaser in accordance with the terms of this Agreement.

2. Adjustments for Customer Deposits and Prepayments. The Purchase Price shall be adjusted further by deducting therefrom the amount of client deposits and prepayments, as more particularly set forth in Exhibit “D-2”, attached hereto and hereby incorporated by reference, the responsibility for which is assumed by Purchaser under this Agreement.

3. Net Income Representation Adjustments.

(i) If the annualized Net Income for the six (6) months prior to Closing is less than $124,570.88 at Closing, the Purchase Price shall be reduced by $5.00 for each $1.00 of annualized Net Income less than $124,570.88. For purposes of this Agreement, “Net Income” shall mean Gross Revenue less all expenses of the Business incurred, in a manner calculated so as to have the same meaning as in the accounting format represented in the Profit and Loss statement presented to Purchaser on March ____, 2017, upon which Purchaser relied in calculating the valuation of the Business and Purchase Price hereunder.

(ii) For sixty (60) days following Closing, all expenses charged against and deposits of the Business incurred prior to Closing but applied post-Closing shall also result in an adjustment to Net Income, as applicable.

C. Final Determination of Purchase Price. The Purchase Price, taking into account all adjustments and prorations, will be determined finally, and additional payment by Purchaser to Seller or refund by Seller to Purchaser, as appropriate, will be made, in accordance with the following procedures:

Share Purchase Agreement	Page 2	Initials:

1. Within seventy (70) days after the Closing Date, Purchaser will deliver to Seller “Purchaser’s Statement,” setting forth Buyer’s determination of the amount of the Purchase Price and the calculation thereof, taking into account all adjustments and prorations through the sixtieth (60th) day following Closing. If Seller disputes the amount of the Purchase Price determined by Purchaser, Seller shall deliver to Purchaser within fifteen (15) days after receipt of Purchaser’s Statement, “Seller’s Statement,” setting forth Seller’s determination of the final Purchaser Price. If Seller notifies Purchaser of Seller’s acceptance of Purchaser’s Statement, or if Seller otherwise fails to deliver Seller’s Statement within said fifteen (15) day period, Purchaser’s determination shall be final and payment shall be made thereon and in accordance therewith. Purchaser shall offset any debit adjustments to the Purchase Price against the Promissory Note.

2. Purchaser and Seller shall use their good faith efforts to resolve any dispute regarding the determination of the Purchase Price. If the parties are unable to resolve the dispute within fifteen (15) days following the delivery of the later of Purchaser’s Statement or Seller’s Statement, each of Purchaser and Seller shall select an independent arbitrator who shall be knowledgeable and experienced in share acquisitions, and the two (2) arbitrators so chosen shall attempt to resolve the dispute. If they are not able to do so within forty-five (45) days following the delivery of the later of Purchaser’s Statement or Seller’s Statement, as the case may be, the two (2) arbitrators shall agree upon a third (3rd) arbitrator, and the dispute shall be resolved by the decision of the majority of the arbitrators, which shall be conclusive and binding on the parties. Any fees of the arbitrators shall be split equally between the parties. All payments due under the Promissory Note shall be suspended until such time as resolution is reached, without penalty to Purchaser.

IV. Deliverables.

A. At Closing, Seller shall deliver to Purchaser:

1. A copy of Resolutions of the Shareholders and Board of Directors of Seller, authorizing the execution, delivery and performance of this Agreement and the other collateral documents referred to herein to be executed by Seller, and the consummation of the transactions contemplated hereby; and

2. Such bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in form and substance reasonable satisfactory to Purchaser and its counsel as shall be effective to vest in Purchaser all of Seller’s title to and “as-is” interest in the Shares and, simultaneously with such delivery, will take such steps as may be necessary to put Purchaser in actual possession and operating control of the Shares; and

3. Such other certificates and documents as Purchaser or its counsel may reasonably request or require.

B. At Closing, Purchaser shall deliver to Seller:

1. A copy of Resolutions of the Members of Purchaser, authorizing the execution, delivery and performance of this Agreement and the other collateral documents referred to herein to be executed by Purchaser, and the consummation of the transactions contemplated hereby; and

2. Such other certificates and documents as Seller or its counsel may reasonably request or require.

Share Purchase Agreement	Page 3	Initials:

V. Due Diligence. Closing is contingent upon favorable results of Purchaser’s due diligence inspection, examination and acceptance, in Purchaser’s sole discretion, of the physical condition of the Assets, the financial condition of the Business, and all contracts and covenants, as well as all matters related to the ownership, operation, use and/or maintenance of the Business, as provided below herein.

A. Access to Documents and Records. Within seven (7) days of the date of this Agreement, Seller will provide Purchaser copies of the following documents (to the extent such documents are in Seller’s possession or control): any and all bills, statements and/or reports of the Business for last twelve (12) months; the past three (3) years’ federal and state income and sales taxes; copies of any leases, contracts, etc. on the equipment and premises of the Business; and any relevant EPA documentation.

B. Inspection of Property and Review of Documents. Purchaser shall have thirty (30) days following receipt of the last document and record (the “Inspection Period”) to conduct Purchaser’s due diligence review and inspection in any way related thereto.

C. Purchaser’s Right of Termination. Prior to or on the last day of the Inspection Period, Purchaser shall have the absolute right, in Purchaser’s sole and absolute discretion, to give written notice of termination to Seller in the manner hereinafter provided for the giving of notice, advising Seller of Purchaser’s election to terminate this Agreement. Such notice shall be effective only if given by Purchaser and received by Seller on or before the last day of the Inspection Period. If Purchaser does not terminate this Agreement by delivering the termination notice set forth in this Paragraph, then Purchaser shall be deemed to have waived the right to terminate this Agreement.

VI. Representation, Warranties and Covenants of Seller. Seller hereby represents, warrants and covenants as follows:

A. This Agreement constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms. Seller has full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. Seller has and at Closing shall have good, valid and marketable title to the Shares subject to no mortgage, pledge, lien, security Shares, conditional sale agreement, encumbrance or charge of any kind. Seller shall, as of the Day of Closing, have complete and unrestricted power to sell and deliver the Shares to Purchaser and hereby agrees to warrant and defend Purchaser’s title in and to the Shares after the Closing Date.

B. The execution and delivery of this Agreement by Seller does not, and the consummation of the transaction contemplated hereby will not, to the best of Seller’s knowledge: (1) violate any provision of, or result in the creation of any lien or security Shares under any agreement, indenture, instrument, lease, security agreement, mortgage or lien affecting the Shares; (2) violate any order, arbitration award, judgement, writ, injunction, decree, statute, rule or regulation applicable to Seller; or (3) violate any other contractual or legal obligation or restriction affecting the Shares or the Corporation.

C. The Corporation is duly organized and validly existing and in good standing under and by virtue of the laws of the State of Oregon. All necessary corporate action, including the adoption of a Resolution by the Board of Directors and the Shareholders has been taken or shall be taken prior to Closing necessary to authorize and direct the execution and performance of this Agreement and all collateral documentation referred to herein, by Seller.

Share Purchase Agreement	Page 4	Initials:

D. The Corporation has and at Closing shall have full power and authority to carry on its business as now conducted and possesses all governmental and other permits, licenses and other authorizations to own, lease or operate its assets and properties as now owned, leased and operated and to carry on its business as presently conducted.

E. There are no claims, actions, suits, proceedings or investigations pending or, to the best of Seller’s knowledge, threatened by or against, or otherwise affecting the Shares or the Corporation, at law or in equity or before or by any federal, state, municipal or other governmental department, commission, board, agency, instrumentality or authority.

F. Except as otherwise expressly disclosed to Purchaser or provided herein with respect to Seller’s ownership of the Shares, Seller, to the best of his knowledge, does not have and at Closing shall not have any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise and whether due or to become due (including, without limitation, liabilities for taxes and interest, penalties, past due rent and other charges payable with respect thereto). Furthermore, Seller does not know of any basis for the assertion of any such liability or obligation of any nature.

G. To Seller’s best knowledge, Seller has, in the past duly complied and is presently duly complying, in the conduct of the Corporation and his ownership of the Shares, with all applicable laws, whether statutory or otherwise, rules, regulations, orders, ordinances, judgments and decrees of all governmental authorities whether federal, state, local or otherwise (hereinafter collectively, the “Laws”). Seller has not received any notice of, or notice of any investigation of, a possible violation of any applicable Laws, or any other Law or requirement relating to or affecting the Shares or the operations or properties of the Corporation.

H. Except as otherwise expressly disclosed to Purchaser or provided herein, there are no employment, bonus, deferred compensation, pension, stock option, stock appreciation right, profit-sharing or retirement plans, arrangements or practices, or other agreements or fringe benefit plans, arrangements or practices, of the Corporation. Seller does not have and at Closing shall not have any commitment, whether formal or informal and whether legally binding or not, to create any additional such agreement, plan, arrangement or practice.

I. With respect to all contract rights of the Corporation disclosed to Purchaser, each underlying contract is in full force and effect; there have been no threatened cancellations thereof nor outstanding disputes thereunder, and, to the best of Seller’s knowledge, there does not exist any default in any material respect under, or event (including the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby) which would constitute a breach or default in any material respect under, the terms of any such agreement. During the calendar years 2016 and 2017 Seller, has (a) operated the Corporation in substantially the same manner as it has in the past and in accordance with all applicable laws and regulations; (b) performed all obligations under contracts with other parties; (c) undertaken no advertising or other promotional campaigns which would obligate Purchaser to provide services or products to customers at less than ordinary and customary retail cost; and (d) maintained and preserved the Corporation in general, including without limitation, relationships with suppliers, employees, independent contractors, customers, and others having a business relationship with the Corporation, so that relationships will be preserved for Purchaser on and after Closing. From the date of the execution of this Agreement through and including Closing Seller shall (a) operate the Corporation in substantially the same manner as it has in the past and in accordance with all applicable laws and regulations; (b) perform all obligations under contracts with other parties; (c) undertake no advertising or other promotional campaigns which would obligate Purchaser to provide services or products to customers at less than ordinary and customary retail cost; and (d) maintain and preserve the Corporation in general, including without limitation, relationships with suppliers, employees, independent contractors, customers, and others having a business relationship with the Corporation, so that relationships will be preserved for Purchaser on and after Closing.

Share Purchase Agreement	Page 5	Initials:

J. At Closing Seller shall resign as shareholder, officer, director, agent and otherwise of the Corporation.

K. Seller agrees to execute at Closing the Non-Competition, Non-Solicitation, Non-Disclosure Agreement to be attached hereto as Exhibit “B” and hereby incorporated by reference, restricting Seller’s ability to disclose confidential and proprietary information; solicit Purchaser’s customers; and to compete with Purchaser in a business which is similar to or which competes directly or indirectly with the Corporation for a period of four (4) years within a twenty (20) mile radius of any party who is or has been a client of the Business or Purchaser as of the date of this Agreement and at any time within the four (4) years thereafter.

L. Seller agrees to execute at Closing the Consulting Agreement to be attached hereto as Exhibit “C” and hereby incorporated by reference, providing for Purchaser to contract the services of Seller on an independent contractor basis for a period of not less than four (4) years, being compensated at the rate of Five Thousand Dollars ($5,000) per calendar month and providing for additional non-competition, non-solicitation and non-disclosure covenants associated therewith.

M. Seller represents and warrants that this Agreement contains no untrue statement of material fact. Seller has not withheld from Purchaser disclosure of any event, condition or fact which Seller knows may materially adversely affect the Shares; and shall not withhold any event, condition or fact arising subsequent to the execution of this Agreement and prior to Closing.

VII. Representation, Warranties and Covenants of Purchaser. Purchaser hereby represents, warrants and covenants as follows:

A. This Agreement constitutes a valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms.

B. There is no litigation pending or now contemplated against Purchaser, which would to any extent affect or impede the ability of Purchaser to pay or satisfy the indebtedness to Seller arising out of the purchase of the Shares under the terms of this Agreement.

C. Purchaser acknowledges that except as otherwise expressly provided herein, Purchaser shall be responsible for all contingent liabilities applicable to any sales, transactions, or occurrences involving the Corporation, but not of Seller, arising subsequent to Closing.

VIII. Survival of Representations and Warranties. The representations and warranties made by the parties in this Agreement and the statements contained in the Exhibits attached hereto or in any instrument, list, certificate or writing delivered by the parties, pursuant to this Agreement, shall be true when made and at, and as of the time of, Closing as though such representations and warranties were made at, and as of the time of, Closing.

Share Purchase Agreement	Page 6	Initials:

IX. Conditions Precedent to Obligations. Each party hereto hereby expressly agrees, as evidenced by its respective signature contained herein below, that said party shall have performed and complied with all covenants, agreements, obligations and conditions required by this Agreement to be so complied with or performed; and that all rights, interests, entitlements and obligations created hereunder are subject to fulfillment on, or prior to, Closing, of all of the following conditions:

A. Performance by Seller. Seller shall have performed and complied with all covenants, agreements, obligations and conditions required by this Agreement to be so complied with or performed. Seller also shall have performed and complied with the contemporaneous sale by Seller and acquisition by Purchaser of all of the ownership interests in and to Compaction and Recycling Equipment, Inc., an Oregon corporation, under the same representation, warranties, covenants and obligations of Seller as herein set forth.

B. Consents, Modifications and Approvals. Purchaser shall have received from Seller executed counterparts of any consents reasonably requested by Purchaser in connection with or required for the consummation of, the transactions contemplated hereby, all of which consents shall be in form and substance satisfactory to Purchaser.

C. Liens. Seller hereby warrants and attests that no liens do presently encumber the Shares nor any of the assets of the Corporation. If any liens or any other outstanding liabilities, obligations, debts and/or other encumbrances are made known to Purchaser after Closing, Purchaser shall provide Seller with written notice of such encumbrance, after which time Seller shall have five (5) days to have such encumbrance removed.

D. Performance by Purchaser. Purchaser shall have performed and complied with all agreements, obligations and conditions required by this Agreement to be so complied with or performed.

X. Indemnification by Seller. Seller hereby agrees to defend, indemnify and hold harmless Purchaser, and shall reimburse Purchaser for, from and against each claim, loss, liability, cost and expense including without limitation, interest, penalties, costs of preparation and investigation, and the reasonable fees, disbursements and expenses of attorneys, accountants and other professional advisors (hereinafter collectively referred to as the “Losses”), directly or indirectly relating to, resulting from or arising out of:

A. Any untrue representation, misrepresentation, breach of warranty and/or nonfulfillment of any covenant, agreement or other obligation of Seller contained herein, any Exhibit hereto or in any certificate, document or instrument delivered to Purchaser pursuant hereto;

B. Any illegal, negligent or intentional acts or omissions of Seller; and

C. Any other Loss incidental to any of the foregoing.

XI. Indemnification by Purchaser. Purchaser hereby agrees to defend, indemnify and hold harmless Seller, and shall reimburse Seller for, from and against each claim, loss, liability, cost and expense including without limitation, interest, penalties, costs of preparation and investigation, and the reasonable fees, disbursements and expenses of attorneys, accountants and other professional advisors (hereinafter collectively referred to as the “Losses”), directly or indirectly relating to, resulting from or arising out of:

Share Purchase Agreement	Page 7	Initials:

A. Any untrue representation, misrepresentation, breach of warranty and/or nonfulfillment of any covenant, agreement or other obligation of Seller contained herein, any Exhibit hereto or in any certificate, document or instrument delivered to Seller pursuant hereto;

B. Any illegal, negligent or intentional acts or omissions of Purchaser; and

C. Any other Loss incidental to any of the foregoing.

XII. Breach and Remedies.

A. In the event of a default of this Agreement by either party, then, except as otherwise herein set forth, the claiming party shall provide the breaching party with written notice of said default, after which time the breaching party shall have ten (10) days in which to cure said default or diligently commence and pursue cure which cannot, by its nature, be cured within said ten (10) days.

B. In the event of a breach or threatened breach by either party of any of the provisions of this Agreement, including any and all exhibits, lists, and collateral documentation hereto, and failure to timely cure as hereinabove set forth, the claiming party shall have the right to invoke any remedy allowed at law or in equity. The remedies provided herein shall be cumulative and shall not preclude the assertion by any party hereto of any other rights or the seeking of any other remedies against the other party hereto. The failure or delay of any party at any time or times to require performance of any provision or to exercise its rights with respect to any provision hereof shall in no manner operate as a waiver of or affect such party’s right at a later time to enforce the same.

C. Purchaser expressly has the right of set-off against amounts due under the Promissory Note executed contemporaneously herewith by Purchaser in favor of Seller for the balance of the Purchase Price due hereunder, for any liabilities and/or breaches of Seller discovered or arising after Closing which Seller does not cure within ten (10) days.

D. The prevailing party in any action shall be entitled to collect any amount due hereunder and court costs and attorney’s fees incurred in recovering any amount incurred in collection and curing any of the other party’s defaults.

XIII. Miscellaneous.

A. Survival of Representations. All representations, warranties, covenants and agreements by the parties contained in this Agreement shall survive the Closing and any investigation at any time made by or on behalf of any party hereto.

B. Remedies Cumulative. The remedies provided herein shall be cumulative and shall not preclude the assertion by any party hereto of any other rights or the seeking of any other remedies against the other party hereto.

C. Closing Costs. Each party shall pay its respective costs of Closing.

D. Representation. The parties acknowledge, agree and understand that Shannan S. Collier (“Purchaser Attorney”) prepared the Closing documents and that Attorney represents Purchaser in the transaction contemplated herein. Seller acknowledges that Seller has relied upon the legal services of

__________________________________________________________________ (“Seller Attorney”) in this transaction. Neither party has relied and is not relying upon Purchaser or Seller Attorney in their decision to purchase and sell the Shares in accordance with the terms and conditions herein. Seller and Purchaser have independently conducted their own due diligence and performed any investigation necessary; agree to hold Purchaser and Seller Attorney harmless from any claim relating to the transaction herein contemplated; and agree to assume all rights and obligations associated with the purchase and sale of the Shares.

Share Purchase Agreement	Page 8	Initials:

E. Entire Agreement. This Agreement, including the Exhibits, lists and other documents and writings referred to herein or delivered pursuant hereto, which form a part hereof, contains the entire understanding of the parties with respect to its subject matter. This Agreement shall be binding upon all parties hereto upon execution hereof and shall not be invalid by the absence of, or failure to attach, an Exhibit, Schedule or List referred to herein. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by the party entitled to the benefits thereof. The failure or delay of any party at any time or times to require performance of any provision or to exercise its rights with respect to any provision hereof shall in no manner operate as a waiver of or affect such party’s right at a later time to enforce the same.

F. Parties in Interest. All the terms and provisions of this Agreement shall be binding upon, shall insure to the benefit of and shall be enforceable by the respective heirs, successors, assigns and legal or personal representatives of the parties hereto.

G. Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

H. Severability. The invalidity of any term or terms of this Agreement shall not affect any other term of this Agreement, which shall remain in full force and effect.

I. Notice. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given upon personal delivery and three (3) days after depositing with the USPS, mailed registered or certified mail, postage prepaid, via tracking method to the addresses hereinabove set forth, or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

J. Governing Law, Venue, Jurisdiction. By execution below, the parties agree that this Agreement shall be construed and interpreted in accordance with the laws of the State of Georgia, hereby submit to the exclusive jurisdiction of the Cobb County Courts in connection with any litigation arising out of this Agreement, and waive any and all objections to this forum, including without limitation forum non conveniens.

K. Interpretation. This Agreement was jointly prepared by the parties, and, as such, this Agreement and the ancillary documents herein referenced shall not be construed with reference to the party that may be deemed to have caused this Agreement or any ancillary agreement, or any part thereof to be prepared, and the doctrine of contra proferentem shall not be applied in any action arising out of or relating to the same.

L. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, with the same effect as if the signatories executing the several counterparts had executed one counterpart, provided, however, that the several executed counterparts shall together have been signed by Purchaser and Seller. All executed counterparts shall together constitute one and the same instrument.

M. Time. Time is of the essence of this Agreement.

Share Purchase Agreement	Page 9	Initials:

IN WITNESS WHEREOF, this Share Purchase Agreement has been duly executed and delivered by the Purchaser and Seller, and has been signed, sealed and delivered on the date first above written.

Seller:		Purchaser:

DEEP GREEN WASTE & RECYCLING, LLC

__________________________________________(SEAL)		________________________________________(SEAL)
Gordon Boorse	By:	Bill Edmonds, President

Share Purchase Agreement	Page 10	Initials:

List of Exhibits:
Exhibit A:	Certificate number(s) _______ (____) of Columbia Financial Services, Inc.
Exhibit B:	Non-Competition, Non-Solicitation, Non-Disclosure Agreement
Exhibit C:	Consulting Agreement of Gordon Boorse
Exhibit D-1	Assumed Contracts and Grants of Authority and Taxes
Exhibit D-2:	Client Deposits and Prepayments
Exhibit E:	Promissory Note

Share Purchase Agreement	Page 11	Initials: